United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________.

Commission File Number 001-14982

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huttig Building Products, Inc. Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huttig Building Products, Inc.
555 Maryville University Drive, Suite 240
St. Louis, MO 63141

TABLE OF CONTENTS

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Trustee of the Huttig Building Products, Inc.
Savings and Profit Sharing Plan:

We have audited the accompanying statements of assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for each of the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held (at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
June 1, 2006

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

Statements of Assets Available for Benefits

December 31, 2005 and 2004

		2005	2004
Investments:			
Investments, at fair value (see note 3)	$	81,369,145	81,837,506
Loans to participants		596,032	646,258
Total investments		81,965,177	82,483,764
Receivables:			
Participant contributions		184,388	163,757
Employer contributions		263,583	232,741
Total receivables		447,971	396,498
Assets available for benefits	$	82,413,148	82,880,262

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions:		
Contributions and other additions:		
Employer contributions	$ 1,345,652	1,659,661
Participant contributions	4,114,288	4,170,726
Participant rollover contributions	242,071	423,996
Total contributions and other additions	5,702,011	6,254,383
Investment income:		
Interest and dividends	1,136,191	645,945
Interest on loans to participants	36,538	47,939
Net appreciation in fair value of investments	200,038	16,611,049
Total investment income	1,372,767	17,304,933
Total additions	7,074,778	23,559,316
Deductions:		
Benefits paid to participants	1,851,336	2,728,878
Transfers from the Plan	5,497,215	9,900,011
Loan defaults	150,548	168,602
Administrative and other expenses	42,793	57,027
Total deductions	7,541,892	12,854,518
Net increase (decrease) in assets available for benefits	(467,114)	10,704,798
Assets available for benefits, beginning of year	82,880,262	72,175,464
Assets available for benefits, end of year	$ 82,413,148	82,880,262

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) is provided for financial statement purposes only. Participants should refer to the plan document for more complete information.

(a) General

The Plan is a defined contribution plan established by Huttig Building Products, Inc. (Huttig or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established December 16, 1999 to offer the employees of the Company a means of saving funds, on a pretax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon completing 30 days of regular service. The Plan covers all employees of the Company, or any other corporation affiliated with the Company that has adopted the Plan, who have completed 30 days of service, as defined by the Plan, and are not leased employees. Each employee may become a participant of the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by executives of the Company. Prudential Trust Company serves as the Plan Trustee (the Trustee) and The Prudential Investment Company of America serves as Plan recordkeeper and custodian.

(b) Contributions

Plan participants may contribute between 2% and 16% of their annual compensation, up to the maximum allowable under Section 401(k) of the IRC. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC or on an after-tax basis.

The Company contribution is discretionary, as determined by the board of directors of the Company, and is currently equivalent to 50% of the deferred savings, up to a maximum contribution based on 6% of eligible compensation contributed. As of April 20, 2004, the Plan was amended such that 50% of the matching contributions made by the Company is invested in Huttig common stock or cash that is invested in Huttig common stock. The remaining 50% of the matching contributions made by the Company is invested in accordance with the employees' current investment election. In the event that the employee did not make an investment election for employer match, the Trustee will invest in Company stock. If the contribution is in Company stock, such contribution is based on the fair market value of the Huttig common stock contributed as of the day of delivery to the Trustee. The participant can reallocate the vested portions of the Huttig common stock to other investments.

The Company also may make a profit sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit sharing contributions are based on the Company's profitability and are allocated based on a participant's yearly eligible compensation as a percentage of total eligible compensation for that particular year. These contributions also are subject to certain limitations. There were no discretionary profit sharing contributions remitted to the Plan in 2005 or 2004.

(c) ***Investments***

Participants may elect to place their deferred or nondeferred contributions into the following funds: Huttig company stock, Prudential Jennison Growth Fund Z, Prudential Dryden Stock Index Fund Z, MFS Mid Cap Growth Fund, Fidelity Advisors Dividend Growth A Fund, Lord Abbett Mid Cap Value Fund, Lord Abbett Small Cap Value A Fund, Templeton Foreign Fund A, American Balanced Fund, and Eaton Vance Large Cap Value A Fund. Individual participants may further elect the Stable Value Fund 80. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Co. stock fund are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Co. stock fund after the effective date of the Plan.

(d) ***Vesting and Forfeitures***

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of Company contributions and the earnings thereon is determined based on participants' years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement. A terminated participant forfeits nonvested Company contributions on the one year anniversary of the participant's termination.

Any amounts forfeited first are used for payment of Plan expenses, and employer matching contributions that are not used to pay Plan expenses are used to reduce future employer matching contributions. The amounts forfeited were $222,133 and $383,103 in 2005 and 2004, respectively.

(e) ***Payments of Benefits***

Amounts in a participant's account and the vested portion of a participant's employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the Huttig common stock fund are made in cash. In 2005, in connection with the sale of a certain facility, $5,497,215 of plan assets was transferred out of the Plan. In 2004, transfers from the Plan were $9,900,011.

(f) ***Loans to Employees***

Participants of the Plan may borrow funds from their accounts up to 50% of the total vested balance but not more than $50,000, less the participant's highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over 1 – 10 years. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 2%. At December 31, 2005, the interest rates on participants' loans range from 5.00% – 11.50%. The outstanding balance of loans to participants was $596,032 and $646,258 as of December 31, 2005 and 2004, respectively. Interest income on the loan fund is included as interest income in the participants' fund accounts based on their elected loan allocation.

(g) ***Plan Member Accounts***

Individual accounts are maintained for each Plan participant to reflect the Plan participant's share of the Plan's income, the Company's contribution, and the Plan's participant's contribution.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Presentation***

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c) ***Administrative Expenses***

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan.

(d) ***Valuation of Investments***

Investments in mutual funds and Huttig company stock are valued using publicly stated quotes as of the close of business on the last day of the plan year. Investment transactions are accounted for on the trade-date basis.

The cost value of participant loans is expected to approximate market value as the majority of the loans are limited to a five-year repayment schedule and interest rates within that time frame are not expected to fluctuate materially or to have a material effect on the financial statements.

The Plan's investment in Stable Value Fund 80 is included in the financial statements at December 31, 2005 at contract value, which approximates market value as reported to the Plan by the Trustee. The Stable Value Fund 80 is a common collective trust. Contract value represents the deposits less withdrawals made under the contract plus interest earned through the end of the plan year. Interest is credited to each participant's account.

The Plan provides for investment in various investments and investment securities that, in general, are exposed to risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of assets available for benefits.

(Continued)

(3) Investments

The following presents investments that represent 5% or more of the Plan's assets:

	2005	2004
Stable Value Fund 80	$ 21,119,216	$ 20,514,929
Fidelity Advisors Dividend Growth	5,885,513	9,947,827
Prudential Jennison Growth Fund Z	10,282,656	9,636,129
Crane company stock	5,543,952	5,588,505
Huttig company stock*	13,198,960	18,133,802
American Balanced Fund	4,513,830	3,936,341
Lord Abbett Mid Cap Value Fund	4,317,126	4,191,977
Eaton Vance Large Cap Value A Fund	4,263,032	—
Other	12,244,860	9,887,996
Total investments	$ 81,369,145	$ 81,837,506

* Nonparticipant-directed (See note 1)

During 2005, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Appreciation (depreciation) in fair value:		
Stable Value Fund 80	$ 744,965	687,219
Prudential Jennison Growth Fund Z	1,276,214	805,096
Crane company stock	1,035,060	(376,760)
Huttig company stock	(3,369,955)	13,316,513
Prudential Dryden Stock Index Fund Z	101,336	338,970
Putnam International Growth A Fund	2	2,882
MFS Mid Cap Growth Fund	80,285	361,995
Lord Abbett Mid Cap Value Fund	(41,639)	526,033
Fidelity Advisors Dividend Growth A Fund	90,041	396,310
Templeton Foreign Fund A	103,264	327,722
Prudential Ln AP Fund	(117)	8
Lord Abbett Small Cap Value A Fund	15,204	72,949
Eaton Vance Large Cap Value A Fund	207,325	—
American Balanced Fund	(41,947)	152,112
	$ 200,038	16,611,049

(Continued)

(4) Nonparticipant-Directed Investments

The Plan has investments in Huttig company stock as of December 31, 2005 and 2004 of $13,198,960 and $18,133,802, respectively. In 2005, the Company made matching contributions of Huttig company stock valued at $672,826. The participant can reallocate the vested portions of the Huttig common stock to other investments. As of December 31, 2005, nonvested nonparticipant-directed investments in Huttig company stock were $220,657.

(5) Tax Status

The Plan has obtained a tax determination letter dated June 20, 2002. The Plan has been amended since the receipt of this letter; however, the plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and was tax-exempt through the year ended December 31, 2005. Accordingly, no provision for income taxes has been recorded in the financial statements.

(6) Distribution of Assets upon Termination of the Plan

Huttig reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and Huttig determines that the trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued, but Huttig determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. There are no intentions to terminate the Plan at this time.

(7) Related Parties

Certain Plan investments are shares of mutual funds and common collective trusts that are managed by Prudential Trust Company. Prudential Trust Company is the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, Plan investments include shares of Huttig Building Products, Inc. common stock. Huttig Building Products, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

Schedule I

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

Schedule H, line 4i—Schedule of Assets Held (at End of Year)

December 31, 2005

	Fair value
Stable Value Fund 80	$ 21,119,216
Fidelity Advisors Dividend Growth A Fund	5,885,513
Prudential Jennison Growth Fund Z*	10,282,656
Crane company stock	5,543,952
Huttig company stock*	13,198,960
Prudential Dryden Stock Index Fund Z*	3,725,740
Templeton Foreign Fund A	3,424,300
American Balanced Fund	4,513,830
MFS Mid Cap Growth Fund	2,973,827
Lord Abbett Mid Cap Value Fund	4,317,126
Lord Abbett Small Cap Value A Fund	2,120,993
Eaton Vance Large Cap Value A Fund	4,263,032
Participant loans, 5.00% to 11.50%*	596,032
	$ 81,965,177

*Represents a party-in-interest investment allowable under ERISA regulations.

See accompanying independent auditors' report.

p. 12

Schedule II

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

Schedule H, line 4j—Schedule of Reportable Transactions

Year ended December 31, 2005

	Purchases		Sales			
	No. of trans.	Cost	No. of trans.	Cost	Sales price	Gain
Huttig company stock*	34	$ 1,457,280	176	$ 1,516,654	3,022,167	1,505,513
Fidelity Advisors Dividend Growth	44	524,668	124	4,374,154	4,677,024	302,870
Eaton Vance Large Cap Value Fund A	38	4,196,356	23	130,057	140,648	10,591
Stable Value Fund 80	96	3,048,523	128	2,990,925	3,189,199	198,274

*Represents a party-in-interest investment allowable under ERISA regulations.

See accompanying independent auditors' report.

KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Huttig Building Products, Inc.:

We consent to incorporation by reference in the registration statement No. 333-92495 on Form S-8 of Huttig Building Products, Inc. of our report dated June 1, 2006, relating to the statements of assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended, and the related supplemental schedules as of and for the year ended December 31, 2005, which report appears in the annual report on Form 11-K of the Huttig Building Products, Inc. Savings and Profit Sharing Plan.

KPMG LLP

St. Louis, Missouri
June 27, 2006

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

HUTTIG BUILDING PRODUCTS, INC.
(Plan Administrator)

Date: June 28, 2006

By: Darlene Schroeder
Name: Darlene Schroeder
Title: Vice President-Human Resources

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of KPMG LLP, independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Huttig Building Products, Inc.:

We consent to incorporation by reference in the registration statement No. 333-92495 on Form S-8 of Huttig Building Products, Inc. of our report dated June 1, 2006, relating to the statements of assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended, and the related supplemental schedules as of and for the year ended December 31, 2005, which report appears in the annual report on Form 11-K of the Huttig Building Products, Inc. Savings and Profit Sharing Plan.

KPMG LLP

St. Louis, Missouri
June 27, 2006